UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
    (Mark one):

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
COMMISSION FILE NUMBER 1-8606

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VERIZON SAVINGS AND SECURITY PLAN
FOR MID-ATLANTIC ASSOCIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
VERIZON COMMUNICATIONS INC.
1095 Avenue of the Americas
New York, New York 10036

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2
As of December 31, 2025 and 2024

Statement of Changes in Net Assets Available for Benefits	3
For the year ended December 31, 2025

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE *

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	16

SIGNATURE	17

EXHIBIT

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee and Plan Participants
Verizon Savings and Security Plan for Mid-Atlantic Associates
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for Mid-Atlantic Associates (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 1998.

/s/ Mitchell & Titus, LLP
New York, New York
June 22, 2026

80 Pine Street New York, NY 10005 T +1 212 709 4500 F +1 212 709 4680 mitchelltitus.com

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024
(in thousands of dollars)

	2025	2024
Assets
Plan interest in Verizon Master Savings Trust	$3,398,210	$3,116,916
Investments at contract value	229,985	231,252
Total investments	3,628,195	3,348,168

Notes receivable from participants	101,845	105,377
Net assets available for benefits	$3,730,040	$3,453,545

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025
(in thousands of dollars)

2025
Investment income:
Net increase in Plan's interest in Verizon Master Savings Trust	$423,751
Total investment income	423,751

Interest income on notes receivable from participants	7,277

Contributions:
Participant contributions	114,162
Employer contributions	53,077
Total contributions	167,239

Deductions:
Benefits paid to participants	317,469
Administrative expenses	4,303
Total deductions	321,772

Net increase	276,495

Net assets available for benefits
Beginning of year	3,453,545
End of year	$3,730,040
The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Notes to Financial Statements

1. Plan Description
The following description of the Verizon Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a complete description of the Plan’s provisions. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
The Plan provides eligible employees, as defined by the Plan Document, of Verizon Communications Inc. (“Verizon” or “Plan Sponsor”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both short-term and long-term needs.
Covered employees are eligible to make before-tax, after-tax or Roth 401(k) contributions or a combination of all three contributions to the Plan and to receive employer-matching contributions upon completion of enrollment in the Plan as soon as practicable following the date of hire. Covered employees in certain bargaining groups who are not eligible to earn pension benefits and who are employed by Verizon or its Participating Affiliates on the last day of the year in a position subject to a collective bargaining agreement, may receive employer annual discretionary awards (“profit sharing contributions”) under the Plan.
An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.
Participant Accounts
Each participant account is credited with the participant’s contributions, rollovers, employer-matching contributions, profit sharing contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are always vested in the value of their contributions and earnings thereon. A participant shall be fully vested in the employer-matching and profit sharing contributions allocated to his or her account or Employee Stock Ownership Plan (“ESOP”) account and any income thereon upon completing three years of vesting service or upon death, disability, retirement from Verizon or its Participating Affiliates, attainment of normal retirement age, permanent layoff, temporary layoff that continues for twelve months, or involuntary separation that qualifies for benefits under a separation incentive program. Vesting shall also occur if a participant is hired by an entity subject to the Mandatory Portability Agreement (as defined in the Plan Document) within thirty days after terminating from Verizon.

Forfeitures
Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer-matching and profit sharing contributions. Forfeitures used to reduce employer-matching contributions totaled $267,809 for the year ended December 31, 2025. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $158,035 and $29,143, respectively.
Contributions
The Plan is funded by employee contributions up to a maximum of 25% of eligible compensation, by profit sharing contributions, and by employer-matching contributions equal to a percentage of the initial 6% of eligible compensation that the participant contributes to the Plan. The matching contribution percentage is specified by the Plan or the participant’s collective bargaining agreement, as applicable, and different percentages may apply to participants in certain bargaining groups who are not eligible to earn pension benefits. Employees attaining the age of 50 or older can elect to make additional catch-up contributions to the Plan. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan at a contribution rate of 6% of eligible compensation unless they affirmatively elect not to participate in the Plan or elect to contribute at a different rate. Contributions for an automatically enrolled participant are invested in the Target Date Fund that corresponds most closely with the year the participant will turn age 65, the qualified default investment alternative designated by the Plan administrator, until changed by the participant.
Participant contributions may be made on a before-tax, after-tax or Roth 401(k) basis or a combination of all three. Participants direct their contributions into various investment options offered by the Plan.
Employer-matching contributions and profit sharing contributions made in cash are invested in the same investment options as the participant contributions. Profit sharing contributions may also be provided in Verizon shares, as determined by Verizon. The Verizon shares are held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the fund. There was no profit sharing contribution made for 2025.
Notes Receivable from Participants
The Plan includes a loan provision authorizing participants to borrow an aggregate amount generally not exceeding the lesser of (1) $50,000 or (2) 50% of their vested account balance in the Plan, subject to certain limitations. Loans are generally repaid by payroll deductions. The general term of repayment for loans is a minimum of six months and a maximum of five years (and generally fifteen years for a loan to purchase a principal residence). For loans up to five years, each new loan will bear interest at a rate based upon the prime rate as of the last business day of the calendar month immediately preceding the date the loan is made. Loans for a period of longer than five years shall bear interest at prime rate plus one percentage point. Interest rates for loans outstanding at December 31, 2025 and 2024 were between 3.25% to 10.50%.

Payment of Benefits
Benefits are payable in a lump sum cash payment or a retired participant can elect, once per year, to take a partial withdrawal. A participant can also elect one of the following optional forms of benefit payment: (1) payment in Verizon shares for investments in the Verizon Company Stock Fund or the ESOP Shares Fund, with the balance in cash; (2) in annual installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; (3) in monthly or annual installments over a period equal to the life expectancy of the participant; or (4) for those participants eligible to receive their distribution in installments as described in (2) and (3) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund or the ESOP Shares Fund, with the balance of each installment in cash.
Administrative Expenses
Plan administrative expenses may include legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan. Verizon pays for some of the Plan administrative fees, but those fees may be reduced by credits provided by the Plan trustee/record keeper for the net float income it earns with respect to the Plan. Other Plan administrative fees (including loan processing fees) are charged to and reflected in the expense ratios of most of the Plan investment options.
Master Trust
The Plan holds an interest in the net assets of the Verizon Master Savings Trust (“Master Trust”).
Fidelity Management Trust Company (“Fidelity”) has been designated as the trustee and record keeper of the Master Trust and is responsible for the control and disbursement of the funds and portfolios of the Plan. Fidelity is also responsible for the investment and reinvestment of the funds and portfolios of the Plan, except to the extent that it is directed by Verizon Investment Management Corp. (“VIMCO”) or by third-party investment managers appointed by VIMCO.
Plan Modification and Plan Termination
The Board of Directors of Verizon may terminate or partially terminate the Plan at any time. By action of its Board of Directors, Verizon also has the right to modify, alter or amend the Plan at any time, subject to collective bargaining requirements. The Verizon Employee Benefits Committee (or the Chairperson thereof) may also make amendments to the Plan that do not materially increase or decrease benefits under the Plan or materially alter the structure of the Plan. The Plan will be amended automatically to incorporate any amendments that result from an agreement between Verizon and a collective bargaining agent representing eligible employees or that are required by the IRS as a condition to issuance of a favorable determination letter for the Plan. In the event the Plan terminates, participants will become fully vested in their accounts.

2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. A participant loan is in default if loan repayments are delinquent beyond the end of the Plan’s grace period. Defaulted loans are treated as an offset distribution or deemed distribution for tax purposes and become taxable income to the participant in the year in which the default occurs. In the case of an offset distribution, the participant loan balance is reduced and a distribution is recorded on the participant’s account.
Investment Valuation and Income Recognition
The Plan’s interest in the Master Trust is reported at fair value (except for Fully Benefit-Responsive Investment Contracts (“FBRICs”), which are reported at contract value). The investment in the Master Trust represents the Plan's interest in the net assets of the Master Trust. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The Statement of Changes in Net Assets Available for Benefits reflects the net increase/(decrease) in the Plan’s interest in the Master Trust which consists of the realized gains or losses and the unrealized appreciation/ (depreciation) in fair value, or contract value of those investments, as well as interest and dividends earned.
Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Net appreciation/(depreciation) includes gains and losses on investments bought and sold, as well as held during the year.

3. Investments in Master Trust
The Plan’s investments are held in the Master Trust. The Plan’s participating interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds. The net assets of the Master Trust, which may include receivables and payables from unsettled trades, are allocated by assigning to each plan participating in the Master Trust those transactions that can be specifically identified as related to the plan, such as contributions, benefit payments, and plan-specific expenses. The income and expenses resulting from the collective investments of the Master Trust's assets are allocated in proportion to the fair value of the assets assigned to such plan.
On a monthly basis, investments, investment income and expenses are allocated to the Plan in accordance with its specific interest in the Master Trust. Investment fees are charged against the earnings of the funds and portfolios.

The Plan’s interest in the investments in the Master Trust is reported as “Plan interest in Verizon Master Savings Trust” in the Statements of Net Assets Available for Benefits. The related investment gains (losses) are reported within “Net increase in Plan's interest in Verizon Master Savings Trust” in the Statement of Changes in Net Assets Available for Benefits.
Cash receipts and payments derived from investment trades involving foreign currency denominated investments are translated into U.S. dollars at the prevailing exchange rate on the respective transaction date. Net realized gains and losses on foreign currency transactions, upon disposition of foreign currency denominated investments, arise as a result of fluctuations in foreign exchange rates between the trade and settlement dates and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received.
The foreign exchange effect on foreign currency denominated investments is not segregated from the impact of changes in market prices in the Statement of Changes in Net Assets Available for Benefits.
The following table presents the net assets of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2025 and 2024 (in thousands), respectively:

	December 31, 2025		December 31, 2024
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Cash and cash equivalents	$1,765,614	$156,347	$1,767,488	$154,512
U.S. government securities	3,196,919	283,092	2,765,873	241,790
Preferred debt securities	778,496	68,937	765,080	66,882
Other debt securities	1,036,142	91,751	1,060,410	92,700
Preferred stock	44,560	3,946	34,505	3,016
Common stock	6,135,376	543,297	9,699,087	847,884
Verizon common stock	3,782,978	334,988	3,871,715	338,461
Common/collective trusts	22,073,102	1,954,606	16,479,964	1,440,661
Pooled separate accounts	925,667	81,969	756,563	66,138
Mutual funds	971,145	85,996	783,662	68,507
Other	365,004	32,322	303,357	26,519
Total investments in the Verizon Savings Master Trust at fair value	$41,075,003	$3,637,251	$38,287,704	$3,347,070
Receivables	3,782,771	188,369	1,709,036	—
Payables	(4,515,902)	(427,410)	(2,334,686)	(230,154)
Total net assets in Verizon Master Savings Trust at fair value	$40,341,872	$3,398,210	$37,662,054	$3,116,916

Fully benefit-responsive investment contracts	630,899	229,985	638,484	231,252
Total investments in the Verizon Master Savings Trust at contract value	$630,899	$229,985	$638,484	$231,252

Total investments	$40,972,771	$3,628,195	$38,300,538	$3,348,168
The total Master Trust's net appreciation was $4.6 billion for the year ended December 31, 2025. Interest and dividend income for the Master Trust was $657.4 million for the year ended December 31, 2025.

4. Fair Value Measurements
ASC 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 – Inputs to the valuation methodology include
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for the investments measured at fair value:
Cash and cash equivalents include short-term investment funds, primarily in diversified portfolios of investment grade money market instruments, and are valued using quoted market prices or other valuation methods. The carrying value of cash equivalents approximates fair value due to the short-term nature of these investments.
Investments in securities traded on national and foreign securities exchanges are valued by the custodian at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices.
Government obligations, corporate bonds, international bonds and asset-backed securities are valued using matrix prices with input from independent third-party valuation sources. Over-the-counter securities are valued at the bid and ask prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable such as multiple broker quotes.

Commingled funds not traded on national exchanges are valued by the custodian or fund administrator at their NAV. Commingled funds held by third-party custodians appointed by the fund managers provide the fund managers with a NAV. The fund managers have the responsibility for providing this information to the custodian of the respective plan. Commingled funds for which fair value is measured using the NAV per share as a practical expedient are not leveled within the fair value hierarchy and are included as a component of the total investments in the Master Trust.
The accounting records of the Master Trust is maintained in U.S. dollars. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the prevailing rates of exchange at the end of each accounting period, with the impact of fluctuations in foreign exchange rates reflected as an unrealized gain or loss in the fair value of the investments.
The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets measured at fair value as of December 31, 2025 (in thousands):

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$3	$20,493	$—	$20,496
Verizon common stock	3,782,978	—	—	3,782,978
Mutual funds
U.S. fixed income	118,070	—	—	118,070
U.S. small cap	469,276	—	—	469,276
International equity	279,839	—	—	279,839
Global fixed income	111,354	—	—	111,354
Equity
International equity	3,160,526	78	—	3,160,604
U.S. equity	3,122,223	20,994	—	3,143,217
Fixed income
U.S. bonds	—	1,270,384	—	1,270,384
U.S. treasuries and agencies	2,132,885	957,812	—	3,090,697
Asset-backed securities	—	122,876	—	122,876
International bonds	—	677,709	—	677,709
Convertible securities	168	5,192	—	5,360
Other - Derivatives	1,786	32,010	—	33,796
Total investments in the fair value hierarchy	13,179,108	3,107,548	—	16,286,656
Investments measured at NAV				24,788,347
Total investments at fair value	$13,179,108	$3,107,548	$—	$41,075,003

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets measured at fair value as of December 31, 2024 (in thousands):

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$352	$27,688	$—	$28,040
Verizon common stock	3,871,715	—	—	3,871,715
Mutual funds
U.S. fixed income	118,679	—	—	118,679
U.S. small cap	476,659	—	—	476,659
International equity	211,084	—	—	211,084
Global fixed income	115,919	—	—	115,919
Equity
International equity	3,116,277	30	—	3,116,307
U.S. equity	6,645,599	175,106	—	6,820,705
Fixed income
U.S. bonds	—	1,199,279	—	1,199,279
U.S. treasuries and agencies	1,970,561	722,668	—	2,693,229
Asset-backed securities	—	140,931	—	140,931
International bonds	—	694,584	—	694,584
Convertible securities	533	8,080	—	8,613
Other - Derivatives	3,022	19,137	—	22,159
Total investments in the fair value hierarchy	16,530,400	2,987,503	—	19,517,903
Investments measured at NAV				18,769,801
Total investments at fair value	$16,530,400	$2,987,503	$—	$38,287,704

5. Redemption Restrictions
The following table summarizes redemption restrictions for investments of the Master Trust for which fair value is estimated using NAV per share as of December 31, 2025 (in thousands):

Asset Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice
Commingled funds:
U.S. equity securities	$19,451,379	N/A	Daily	Daily
International equity securities	1,696,539	N/A	Daily	Daily
U.S. fixed income securities	736,613	N/A	Daily	Daily
Cash equivalents	1,850,084	N/A	Daily	Daily
Real estate	1,053,732	N/A	Daily	Daily
Total	$24,788,347

The following table summarizes redemption restrictions for investments of the Master Trust for which fair value is estimated using NAV per share as of December 31, 2024 (in thousands):

Asset Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice
Commingled funds:
U.S. equity securities	$14,060,153	N/A	Daily	Daily
International equity securities	1,263,557	N/A	Daily	Daily
U.S. fixed income securities	624,252	N/A	Daily	Daily
Cash equivalents	1,914,423	N/A	Daily	Daily
Real estate	907,416	N/A	Daily	Daily
Total	$18,769,801

6. Derivatives
In the normal course of operations, the Master Trust's investments may include derivative financial instruments. Derivatives are synthetic instruments used to get various market exposures with limited margin requirements and therefore with leverage risk involved. The notional amounts disclosed in this footnote provide a measure of the Master Trust's involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments to gain market exposure or as economic hedges to manage various risks associated with the Master Trust's investments or to express investment managers’ views of future market movements efficiently.
At December 31, 2025 and 2024, the Master Trust utilized futures, swaps, options, and foreign currency forward contracts to manage risks such as price risk, interest rate risk and foreign currency exchange rate risk. At December 31, 2025 and 2024, the gross notional value of the derivative instruments was $5.6 billion and $4.0 billion, respectively. At December 31, 2025 and 2024, the fair value of the derivative assets was $50.8 million and $37.8 million, respectively. At December 31, 2025 and 2024, the fair value of derivative liabilities was $9.6 million and $9.4 million, respectively. The total gains for the year ended December 31, 2025 was $31.7 million.

7. Securities Lending
The Master Trust maintains Securities Lending Agreements (the “Agreements”) with the custodian, BNY (“Custodian”). The Agreements permit the Custodian to loan certain domestic and international securities held by the Master Trust to borrowing counterparties who provide collateral for the loans. There is generally no stated repayment term for such loans and either party can terminate the loans at any time. Upon loan termination, the loan securities are returned to the Master Trust and the collateral is paid back to the borrowing counterparty.
Risk of credit loss from securities lending is mitigated by obtaining sufficient collateral, transacting only with borrowing counterparties of high credit quality and being indemnified against borrowing counterparty default by the Custodian. During the years ended December 31, 2025 and 2024, the Master Trust did not experience any losses arising from securities lending transactions.
The securities on loan may be sold at the Master Trust's discretion, in which case the Custodian will reallocate or recall positions in order to satisfy sale delivery. Securities on loan may not be re-pledged by the Master Trust.

Securities on loan continue to be recorded as assets in the Master Trust and are included in the listing of investments in Note 3. The Master Trust recognizes loan collateral, held in separate accounts managed by the Custodian, as an asset and also recognizes an equal and offsetting liability, representing their obligation to return the collateral upon termination of the loan. The collateral and offsetting liability are not reflected in the Master Trust listing of investments but are detailed below. Loan collateral can be in the form of cash equivalents or non-cash assets. Collateral in cash equivalents can be invested and reinvested in approved investments by the Custodian according to guidelines set forth in the Agreements. Non-cash collateral is held in the form received and not subject to investing activities by the Custodian. Collateral received is not sold or pledged as loaned securities. Investment gains are shared amongst the Master Trust, Custodian and borrowing counterparties based on an agreed allocation. Investment losses, if any, arising from such investing activities are borne by the Master Trust.
The Agreements require collateral ranges from an amount equal to or greater than 102% to 105% of the fair value of the securities loaned for U.S. and non-U.S. securities, respectively. Additional collateral is required if the fair value of the borrowed securities increase.
The Master Trust's fees earned from these Agreements amounted to approximately $2.5 million for the year ended December 31, 2025. These earnings are included in the total investment income of the Master Trust.
Total securities on loan were approximately $956.9 million and $944.5 million as of December 31, 2025 and 2024, respectively. Total collateral assets and liabilities to repay borrowing counterparties were each approximately $987 million and $972.2 million as of December 31, 2025 and 2024, respectively. The percentage of collateral was approximately 103% of the fair value of securities on loan as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, total fair value of collateral included cash equivalents of $476.1 million and $595.6 million, of which $42.1 million and $52 million, respectively, represents the Plan’s estimated allocated interest. Cash equivalents collateral is generally held in U.S. and foreign currency denominations and non-cash collateral is generally held in U.S. and international fixed income securities. Cash equivalents collateral assets are classified as Level 2 fair value measurements.

8. Fully Benefit-Responsive Investment Contracts
The Master Trust holds a portfolio of synthetic investment contracts that meet the criteria of a FBRIC. The underlying investments of the FBRICs are included in the Master Trust's assets at contract value, which as reported by the insurance companies and banks, was approximately $630.9 million and $638.5 million at December 31, 2025 and 2024, respectively.
The Plan’s share of the total contract value of the FBRICs was approximately $230.0 million and $231.2 million at December 31, 2025 and 2024, respectively, which is reflected in the Statements of Net Assets Available for Benefits. The contract value is the relevant measurement of the FBRICs because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
The synthetic investment contracts held by the Master Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. The wrap contracts are held with insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. As of December 31, 2025 and 2024, Standard & Poor's rated the issuers of these contracts and the contracts underlying the securities from AA- to A+.
Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include the following: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Internal Revenue Code (the "IRC"); (4) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan; and (5) defaults in the debt securities that comprise the covered assets in excess of certain limits. The Plan administrator does not believe the occurrence of any such event is probable at this time.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Such events may include the following: (1) an uncured violation of the Plan’s investment guidelines; (2) a breach of material obligation under the contract; (3) a material misrepresentation; and (4) a material amendment to the agreements without the consent of the issuer.

9. Related-Party Transactions
VIMCO, an indirect, wholly-owned subsidiary of Verizon, is the investment advisor for certain investment funds and, therefore, qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan. In addition, certain investments held by the Master Trust are managed by BNY, as Custodian, and Fidelity, as trustee and record keeper. Therefore, these investments qualify as parties-in-interest transactions. The Plan also allows an investment, through a unitized fund, in Verizon common stock, which is a party-in-interest transaction. All of these transactions are exempt from the prohibited transaction rules.

10. Income Tax Status
The IRS has determined and informed the Plan Sponsor by a letter dated April 30, 2015, that the Plan and related trust is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax exempt.
U.S. GAAP requires the Plan's management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2022.

11. Risks and Uncertainties
The Plan provides investment options for participants who can invest in combinations of stocks, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in these financial statements.

12. Subsequent Events
The Plan Sponsor has evaluated subsequent events through the date the financial statements were available to be issued. Verizon acquired Frontier Communications Parent, Inc. (“Frontier”) on January 20, 2026. Effective January 1, 2027 certain Frontier employees will become eligible to participate in the Plan.
No other material subsequent events have occurred that require recognition or disclosure in these financial statements.

13. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024, to Form 5500 (in thousands):

	2025	2024
Net assets available for benefits per the financial statements	$3,730,040	$3,453,545
Deemed distributions of participant loans	(3,956)	(3,636)
Net assets available for benefits per Form 5500	$3,726,084	$3,449,909

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2025, to Form 5500 (in thousands):

2025
Total deductions per the financial statements	$321,772
Add: deemed distributions of participant loans at December 31, 2025	3,956
Less: deemed distributions of participant loans at December 31, 2024	(3,636)
Total deductions per Form 5500	$322,092

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
EIN: 23-2259884 Plan # 004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2025
(in thousands of dollars)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value				Current Value

Notes receivable from participants*	0 - 15 years maturity at	3.25%	-	10.50%	$101,845
* Party-in-interest
Cost information is not required because investments are participant-directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

By:	/s/ Samantha Hammock
Samantha Hammock
Chairperson, Verizon Employee Benefits Committee
Date:    June 22, 2026

Exhibit Index
23.1    Consent of Independent Registered Public Accounting Firm